January 25, 2019

VIA EDGAR

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	Initial Registration Statement on Form N-4
RiverSource Life Insurance Co. of New York

RiverSource of New York Variable Annuity Account

Investment Company Act No. 811-07623

River Source RAVA 5 Advantage® Variable Annuity

River Source RAVA 5 ChoiceSM Variable Annuity

Dear Mr. Cowan:

On behalf of RiverSource of New York Variable Annuity Account (“Registrant”), the RiverSource Life Insurance Co. of New York (“Company”) is filing electronically Registrant’s Initial Registration Statement on Form N-4. The purpose of this filing is to introduce enhanced variable annuity contracts to be sold through an existing separate account.

In accordance with SEC Release No. IC-13768 (February 15, 1984), Registrant requests selective review of this Initial Registration Statement. Registrant requests selective review because this Registration Statement is substantially similar to Registrant’s Post-Effective Amendment No. 11, File No. 333-186220/811-07623, filed on or about April 24, 2018. Registrant does not believe any problem areas exist that would warrant particular attention. Contracts described in this Initial Registration Statement differ fundamentally from those described in the Post-Effective Amendment No. 11 in the following respects:

•

This prospectus combines 2 contracts: RAVA 5 Advantage Variable Annuity contract (offered for contract applications signed on or after April 29, 2019) and a new contract-RAVA 5 Choice Variable Annuity contract;

•

The new RAVA 5 Choice Variable Annuity contract is substantially similar to the previously offered RAVA 5 Select Variable Annuity contract. The only differences between the new contract and the previously offered RAVA 5 Select contract are:

•	RAVA 5 Choice contract has a 7-Year surrender charge schedule vs. 5-Year surrender charge schedule offered with RAVA 5 Select contract;

•	Different M&E fees;

•	The Regular Fixed Account and the Guarantee Period Accounts with Market Value Adjustment feature will not be offered with the new contract.

•	Certain changes to the Guaranteed Lifetime Withdrawal Benefit riders:

•	Terms used to describe optional Guaranteed Lifetime Withdrawal Benefits features have been revised for better clarity;

•	The Principal Back Guarantee feature has been removed from all living benefit riders and the Base Doubler feature has been removed from the SecureSource 4 Plus NY riders;

•	Maximum and current fees for the SecureSource Legacy benefit riders have changed;

•	Maximum fee for the SecureSource 4 Plus NY riders has decreased from 2.75% to 2. 25%.

•

A Rate Sheet Prospectus Supplement (providing current rider fees, lifetime payment percentages, credit period, annual credit percentages, issue ages and age used to determine the Base Doubler date, available with the SecureSource Core Plus NY optional benefit rider) has been introduced and references to the supplement are made throughout the prospectus;

•	Other non-material changes.

The prospectus relating to the above-listed Registration Statement has been marked to show those changes.

If there is anything I can do to expedite review of the enclosed Initial Registration Statement, or if you have any questions or comments, please call me at (612) 678-5337 or Boba Selimovic at (612) 671-7449.

Thank you for your attention to this matter.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel